September 30, 2005	SUBMITTED VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief
Dear Mr. Krikorian:

Re: Catapult Communications Corporation
Form 10-K: For the Fiscal Year Ended September 30, 2004
Filed December 10, 2004
Form 10-Q: For the Fiscal Period Ended June 30, 2005
Filed August 8, 2005
File No. 000-24701
In response to your letter of August 19 and further to our letter of August 23, Catapult is pleased to provide the following information.
Form 10-K for the Fiscal Year Ended September 30, 2004
Consolidated Financial Statements
Note 11. Income Taxes, page 53
1.	Tell us more about the tax benefits recorded in 2003 and 2004. Tell us how you discovered that each adjustment was necessary, the period the adjustments relate to and why the original entries were not correct. In this regard, explain the facts and circumstances leading to your determination in 2004 that $2.3 million of additional taxes would not be due. Also explain why there was $830,000 in additional taxes recoverable from a previous period identified in 2003. In addition, tell how you considered the tax adjustments recorded in 2003 and 2004 in your assessment of disclosure controls and procedures.
     In fiscal 2003, we recorded three unusual tax benefits:
i)	We recorded a benefit of $735,000 as a result of adjustments made to bring the amount of estimated tax provided for in our consolidated financial statements for fiscal 2002 into agreement with the revised amount reported in our tax return subsequently filed for that year. Of this amount, $598,000 related to a transfer pricing adjustment, $110,000 related to tax-exempt interest and $27,000 related to other minor adjustments. This benefit was calculated in the preparation of the fiscal 2002 tax return and the completion of the supporting transfer pricing study, and was recorded in the quarter ended June 30, 2003 when the tax return for fiscal 2002 was completed and filed. The original tax provision made in 2002 was recorded based on the Company’s best estimate of the respective transfer pricing in light of information available at the time. A transfer pricing study subsequently completed to provide support for the Company’s 2002 tax return indicated the need for a transfer pricing adjustment, based on newly available information that reflected the projected impact of the downturn in the telecommunications business sector on the Company’s business. The tax-exempt interest was also discovered in the course of preparing the 2002 tax return. The details included in Note 11 to our consolidated financial statements incorrectly identified the amount of this benefit as $830,000. We will correct this disclosure in future filings.
ii)	We recorded a benefit of approximately $775,000 as a result of foreign tax credits arising from withholding taxes paid on the liquidation proceeds of the Japanese subsidiary, Tekelec Limited, that we acquired from Tekelec in 2002. In order to liquidate this subsidiary, we required approval from the Japanese authorities, the timing of which could not reasonably have been anticipated. This benefit was considered a discrete event and was recorded in the period in which the approval was received and the withholding taxes became due and were paid. These withholding taxes were paid in September 2003 and the benefit was recorded in the quarter ended September 30, 2003. Of the total benefit recorded, approximately $62,000 was carried back to prior tax years, $126,000 was utilized in fiscal 2003 and the balance of $587,000 was carried forward to be utilized in future years. A deferred tax asset has been recorded for the foreign tax credits carried forward based on the Company’s expectation of generating U.S. book and taxable income, a portion of which will be considered foreign source. Further, the Company will have the ability to generate additional foreign sourced income from its foreign subsidiaries to the extent that such earnings are not permanently reinvested pursuant to APB 23.
iii)	We recorded a benefit of approximately $970,000 representing the reduction in estimated foreign taxes payable related to transfer pricing and withholding taxes in our continuing Japanese subsidiary, Catapult Communications K.K., based on the successful completion of negotiations with the relevant tax authorities. On October 20, 2003, the Japanese tax authorities formally advised us that they had completed an audit and did not propose any adjustments with respect to transfer pricing or withholding tax. Accordingly, the estimated taxes payable were revised to the extent that it was judged likely that they were no longer required. We believe that the original taxes payable were appropriately recorded given the uncertainties related to international transfer pricing and withholding tax requirements, and that the benefit resulting from their release was correctly identified, evaluated and recorded in the period in which we received information indicating that the estimated taxes payable were no longer required.

In addition to these three unusual benefits, we recorded tax benefits in fiscal 2003 related to normal recurring factors, including research and development credits and foreign tax credits related to a dividend received from the earnings of our continuing Japanese subsidiary.
In fiscal 2004 we recorded a discrete tax benefit of approximately $2.3 million due to a reduction in the estimated taxes payable (this includes amounts accumulated in the current year effective tax rate during the first three quarters of fiscal 2004 and a release of a previously established tax reserve recorded as of September 2003) at the end of the fiscal year as a result of a determination that additional taxes for which we had previously recognized liabilities would not be due. This determination was made as a result of confirmation by the Internal Revenue Service on October 6, 2004 that it had completed its audit of our U.S. tax return for the fiscal year ended September 30, 2001 and had made no changes to our reported tax. The Company had accumulated tax reserves related to U.S. federal transfer pricing, research and development credit and Subpart F exposure, and the associated state tax exposures. The examination by the IRS began in August 2003 and concluded in August 2004 after the IRS had reviewed all the areas for which the Company had accumulated tax reserves. Accordingly, based on preliminary confirmation received in August 2004 and final confirmation received in October 2004, the Company released the associated reserves to the extent that it was judged likely that they were no longer required. We believe that the original tax reserves were appropriately recorded given the uncertainties related to transfer pricing, research and development credit and Subpart F tax, and that the benefit resulting from their release was correctly identified, evaluated and recorded in the period in which we received information indicating that the reserves were no longer required. At the beginning of each fiscal year, the Company assesses the need for tax reserves related to tax contingencies associated with continuing operations. To the extent the need for such reserves is considered probable based on all available facts and tax law and regulation, the Company makes its single best estimate and provides for that amount. The needed amount is included as part of the annual effective tax rate. At each quarter, the Company assesses the continuing need for tax reserves based on all facts. To the extent facts or law change, the annual effective tax rate is adjusted and a cumulative adjustment is made in the period pursuant to FIN 18. At each reporting period, if there has been a tolling of the statute, resolution with a tax authority or other similar discrete event necessitating a release of the reserve, such release is made. This was the case with the $2.3 million released in the fourth quarter of 2004.
In our assessment of disclosure controls and procedures, we determined that the original tax reserves and provisions made by the Company were appropriately recorded in light of the information available when they were recorded, and that the tax adjustments made by the Company in fiscal 2003 and 2004 were appropriately calculated and were recognized and disclosed in the appropriate periods.

Item 9A, Controls and Procedures, page 59
2.	We note your disclosure here and in your Form 10-Q for the period ended June 30, 2005 that [y]our Chief Executive Officer and [y]our Chief financial Officer have concluded that [y]our disclosure controls and procedures are effective to ensure that information [you] are required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding disclosure. See Exchange Act Rule 13a-15(e).
We confirm that, based on the evaluations of the effectiveness of our disclosure controls and procedures performed at the end of fiscal 2004 and the quarter ended June 30, 2005, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding disclosure. We further confirm that our future filings on Forms 10-K and 10-Q will contain disclosure, if true, substantially as set forth below in response to Item 307 of Regulation S-K. We believe that the inclusion of the additional language should adequately address the concerns discussed in the comment. We do not believe that it is necessary to amend our Form 10-K for the fiscal year ended September 30, 2004 or our Form 10-Q for the quarter ended June 30, 2005 to reflect the additional language because we believe that the existing text in those filings to the effect that “such information is recorded, processed, summarized and reported within the time periods specified...” can fairly be read to implicitly include the conclusion that the relevant information “is accumulated and communicated to management...as appropriate to allow timely decisions regarding required disclosure...”. We do not believe that amendments would add material disclosure to the existing filings at this point.
The suggested future text for future filings is as follows:
Evaluation of disclosure controls and procedures.
     “Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly [Annual] Report on Form 10-Q [10-K]. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”

     Should the Staff have any additional comments or questions, please direct them to the undersigned by telephone at 650 314-1057 or by fax at 650 960-1029.

Yours truly,
/s/ CHRIS STEPHENSON
Chris Stephenson
Chief Financial Officer

c.c. Henry P. Massey, Jr., Wilson Sonsini Goodrich & Rosati